MANAGEMENT AGREEMENT

THIS AGREEMENT is entered into this lst day of July, 1996, by and between Sunwood Village Joint Venture, L.P. a Nevada Limited Partnership acting herein by and through James R. Hoyt, authorized general partner, (“OWNER”) and SPECS, Inc., a Kansas Corporation (“MANAGER) with reference to the following facts:

A.

Owner is the owner of the real property commonly known as Sunwood Village Apartments legally described in Schedule A attached hereto and made a part hereof and the improvements located thereon (the “Property”).

B.	The Owner desires uniform and continuous management of such property by a single qualified organization.

C.	Manager has the experience and staff necessary for the management and operation of real estate properties in Nevada, and desires to undertake the management and operation of such property of Owner.

D.

Manager is an “independent contractor”, as that term is defined in the Regulations issued under Part 11, Subchapter M, Chapter 1, of the Internal Revenue Code of 1954, as amended, and is qualified to render the management service required.

THEREFORE, in consideration of mutual promises and covenants set forth herein, the parties hereto agree as follows:

1.

Employment of Manager. Owner hereby designates Manager, and Manager hereby accepts the same, to manage and operate the Property for the purpose of the advancement, protection and preservation of the interests of the Owner in and to such Property.

2.

Duties of Manager. Subject to the conditions or limitations set forth herein, to such written instructions as may from time to time be imposed or given by Owner, and to the requirements of any law or administrative enactment applicable to the Property, Manager shall perform the following:

a.

Use its best efforts to lease and keep leased to desirable tenants, at best possible rentals and terms, all space held for lease. Manager shall abide by the provisions of any deed of trust, lease, or other agreements, now, or hereafter affecting such property (copies of all such documents shall be provided Manager).

b.	At the expense of Owner, promote such leasing by such use of advertising, floor plans, circulars, promotional aids and economic survey as it deems appropriate.

c.

Deal appropriately with all inquiries relating to leases and lease renewals referred to it by the Owner, and all negotiations connected therewith sh211 be conducted by the Manager or under its direction.

d.

Use its best efforts to collect rent and other income from the Property. The Manager may, with the approval of Owner, compromise claims for such rent and other income and, at the expense of and with the approval of the Owner, institute legal proceedings in its own name or in the name of the Owner (subject to real party in interest limitations) to collect the same, to oust or dispossess tenants or others occupying such real estate interest and otherwise to enforce the rights of the Owner with respect thereto.

e.

At the expense of the Owner, cause to be made such ordinary repairs, alterations, and improvements to the real estate interests of the Owner and purchase such supplies and equipment for the maintenance and operation of such real estate interests as may be advisable or necessary (including, without limitation, such charges and expenses necessary to maintain the Property in at least as good condition, in all respects, as of the date hereof) and further to provide such additional services to tenants as may be required by their leases.

f.	At the expense of Owner, control and arrange for the payment of the cost, maintenance, and repairs but not incur extraordinary expenditures for any one invoice in excess of $2,500 without the approval of the Owner, except in those cases when, in its opinion as emergency necessitates so doing before the approval of the Owner can reasonably be obtained, or provided, however, that all such cases shall be reported to the Owner, with all reasonable promptness.

g.

Contract on behalf of the Owner and at the expense of the Owner and pay for gas, electricity, steam, telephone, common area maintenance, vermin exterminations, and other services as may be advisable or appropriate in the operation and maintenance of the Property. It is understood that Manager is not assuming any obligation to pay said charges or expense out of its own funds.

h.

Engage and discharge such employees as it deems necessary for the operation and maintenance of the real estate interests of the Owner. Such employees shall be in the employ of the Manager, or such local agent or agents as may be retained by the Manager, and not in the employ of the Owner, however, Owner shall reimburse Manager for all salary, benefits, FICA and other direct employee expenses incurred by Agent for onsite personnel exclusive to this Property. The Owner further agree that for one year following termination of the Management .4greement: said Owner or Asset Manager will not attempt to hire or employ any employee of the Manager without receiving prior approval from the Manager.

i.

On behalf of the Owner and at the expense of the Owner, pay mortgage interest and amortization, real estate taxes, water and sewer charges, and other charges or assessments of every nature with respect to the real estate interests of the Owner. The Manager may, in its discretion reasonably exercise, defend against and seek revision of, or appeal from, any assessment or charge which it deems improper and all such actions may be taken in its name or in the name of the Owner subject to real party in interest limitations. All monies so paid shall be from Owner funds.

j.

Purchase on behalf of, with the approval or and at the expense of the Owner such insurance of every nature advisable to protect the real estate interests of the Owner, including but not limited to fire insurance, with extended coverage, boiler, elevator, public liability and Workmen’s Compensation Insurance. The Owner and the Manager shall be named as parties in interest in such policies of insurance and the policies or certificates of insurance shall be delivered to Owner.

k.

Use its best efforts to comply with all building codes, zoning and licensing requirements, and other requirements of the duly constituted federal. state: and local governmental authorities with respect to the real estate interests.

1.	Maintain one local separate b a d account for the deposit of funds received pursuant to this Agreement and to make disbursements therefrom pursuant to this Agreement.

m.

Maintain authorized representatives available at all reasonable times, upon or in close proximity to such Property, for the purpose of maintaining good tenant relations and otherwise performing its duties herein.

n.

Maintain complete and accurate records of all transactions relating to the Property interests of the Owner and make such records available for inspection by the Owner or its representatives at reasonable times.

o.

Render to the Owner a monthly statement of receipts and disbursements and of its compensation hereunder with respect to the subject real estate, which shall also contain such additional material information which may be requested by Owner, including without limitation (i) such information and reports as may be required by the Deeds of Trust affecting such Property, and (ii) descriptions of any repair, alteration, or improvement which is deemed by Manager to be necessary, desirable, or appropriate to preserve or improve the appearance - and tenantability of such Property. Manager shall in such statements fully itemize all such disbursements and provide Owner with copies of all statements invoices, bills, or other evidence of amounts which have been so discharged, together with a description of the nature and purpose of such expenditures.

p.

Remit to the Owner, together with such monthly statements, the net balance due to the Owner as reflected on a summary of such statements after deducting the compensation provided for in Paragraph 4 hereof.

3.

Liability of Manager. The Manager will give the Owner the benefit of its best judgment and efforts in rendering the foregoing services to the Owner. The Manager shall not be liable for good faith errors in judgment, but shall be liable for its breach of this Agreement by bad faith, or gross negligence, or that of its employees, agents, and representatives in the conduct of its duties. The Owner agrees to indemnity Manager against any claims, demands, or legal proceedings (including the costs, expenses and reasonable attorney’s fees incurred in connection with the defense of any such matter) which may be brought against the Manager arising out of the operation of the Property, except with respect to claims or demands arising out of matters outside of the scope of the Manager’s authority hereunder, or due to the Manger’s breach of this Agreement by bad faith or gross negligence, or that of its employees, agents and representatives in the conduct of its duties, provided however, that this indemnity is on the condition as to any particular event, that (i) Manager notifies Owner of its insurers in writing as soon as possible after notice of any injury or claims is received, and (ii) takes no steps (such as admissions of liability) which will operate to bar Owner from obtaining any protection afforded by any policies of insurance it may hold or which operate to prejudice the defense in ay such legal proceeding or otherwise prevent Owner from protecting itself against such claim, demand, or legal proceedings. Manager agrees to indemnity Owner from and against any claims, demands, or legal proceedings (including the costs, expenses and reasonable attorneys fees incurred in connection with the defense of any such matter) due to a breach by Manager of this Agreement, Manager’s bad faith or gross negligence, or that of its employees, agents, and representatives in the conduct of its duties, or for any action knowingly taken by Manager outside the scope of this Agreement.

4.	Compensation of Manager. Manager shall be entitled to compensation from Owner for its services hereunder the sum of 5% of gross revenues collected per month.

5.

Term of this Agreement. This Agreement shall become effective on the date of this Agreement and shall thereafter continue in full force and effect for a period of one (1) year, after which the Agreement will continue to automatically renew, from year-to year, unless thirty (30) days written notice is given, by either party, prior to the annual renewal date of said Agreement.

6.

Limitation on Assignment. This Agreement shall not be transferred, assigned, sold, or in any manner hypothecated or pledged by Manager, and shall terminate automatically upon any such transfer, assignment, sale, hypothecation, or pledge, except that this Agreement shall not terminate upon any sale or merger of Manager if the presently controlling interests of Manager continue in control of the purchaser of the resulting company after such sale or merger.

7.

Dealing with Manager. No interest in the real property shall be conveyed directly or indirectly by owner to Manager by this Agreement. Further, the provisions of this Agreement shall not be construed as constituting a partnership or joint venture between Manager and Owner.

8.	Binding Effect. Except as herein otherwise provided, this Agreement shall inure to the benefit of and be binding upon the parties, their successors or assigns.

9.

Notice. Any notice to be given hereunder shall be in writing and shall be given by delivering same in person to the address set forth hereinafter for the party to whom the notice is given, or placed in the United States mail, return receipt requested, addressed to the party at the address hereinafter specified. The address of Manager shall be SPECS, Inc., Attention: Director of Property Management, 5453 W. 61’’ Place, Mission, KS 66205. The address of Owner shall be James R. Hoyt, General Partner, 5453 W. 61st Place, Mission, KS 66205. From time to time, either party may designate another address within the United States of America for all purposes of this Agreement by giving the other party not less than ten (10) days advance written notice of such change of address in accordance with the provision hereof.

10.	This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Missouri.

By:	/S/ JAMES R. HOYT
James R. Hoyt, General Partner

By:	/S/ JAMES R. HOYT
James R. Hoyt, President SPECS, Inc.